================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            ----------------------

                                Amendment No. 2

                                      TO

                                Schedule 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            ----------------------

                         RENAISSANCE HOTEL GROUP N.V.
                           (Name of Subject Company)

                         RENAISSANCE HOTEL GROUP N.V.
                     (Name of Person(s) Filing Statement)

                            ----------------------

          Common Stock, Par Value 0.01 Netherlands Guilders Per Share
                        (Title of Class of Securities)

                                  N73689 10 6
                     (CUSIP Number of Class of Securities)

                            ----------------------

                               Robert W. Olesen
             Executive Managing Director, Executive Vice President
                          and Chief Financial Officer
                     c/o Renaissance Hotels International
                             29800 Bainbridge Road
                               Solon, Ohio 44139
                                (216) 498-9090
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                With a copy to:
                            Stephan H. Haimo, Esq.
                         Stroock & Stroock & Lavan LLP
                                180 Maiden Lane
                         New York, New York 10038-4982
                                (212) 806-5400

================================================================================

        This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (as so amended from time to time, the "Schedule 14D-9") originally filed on February 24, 1997 by Renaissance Hotel Group N.V., a Netherlands limited liability company (the "Company"), relating to a tender offer for all of the Company's outstanding shares of common stock, par value 0.01 Netherlands Guilders per share (the "Shares), commenced by Marriott International, Inc. and Marriott RHG Acquisition B.V. on February 24, 1997. All capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 except as may otherwise be provided herein.

Item 3. Identity and Background.
        ------------------------
        Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the introductory paragraph of the section in Item 3 entitled "The Acquisition Agreement--Conditions to Offer" as follows:

        "Conditions to Offer: Notwithstanding any other provisions of the Offer,
        --------------------
Marriott shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (relating to Marriott's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Acquisition Agreement and the Offer or terminate the Offer if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or terminated prior to the expiration of the Offer, (ii) the Minimum Condition has not been satisfied or
(iii) at any time on or after February 17, 1997 and at or before the expiration date of the Offer, any of the following events shall occur:"

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 1997

                                   RENAISSANCE HOTEL GROUP N.V.


                                   By /s/ Robert W. Olesen
                                      ------------------------------------------
                                      Robert W. Olesen
                                      Executive Managing Director, Executive
                                      Vice President and Chief Financial Officer





                                      -2-